

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

William Broaddrick
Chief Financial Officer
Circle Energy, Inc./NV
8211 E. Regal Place
Tulsa, OK 74133

> **Re: Circle Energy, Inc./NV**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 1, 2024**
> **File No. 000-56587**

Dear William Broaddrick:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation